GuideStone Funds

2401 Cedar Springs Road

Dallas, TX 75201-1498

December 28, 2011

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Jeffrey W. Long

Re: GuideStone Funds

GuideStone Funds Sarbanes-Oxley 2010 Annual Report Review

Ladies and Gentlemen:

In connection with the filing of our responses to the Securities and Exchange Commission’s (“Commission”) comments from its Sarbanes-Oxley 2010 Annual Report review, GuideStone Funds (“Registrant”) acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patricia A. Weiland
Patricia A. Weiland
Vice President—Fund Operations and Sales

GuideStone Funds SEC Review

11/16/2011

SEC Comment	Response
Comment #1 Annual Report Date Target and Allocation Funds On the graph showing the hypothetical $10,000 investment, a composite index is shown. GuideStone needs to show a broad based index as well.	We will include this for the next filing.

Comment #2 Annual Report Date Target and Allocation Funds The composite index allocation changes each year. On the graph, are the changes recast into prior periods or made from effective date forward?	Changes are made from the effective date forward.

Comment #3

Annual Report

Low Duration Bond, Medium Duration Bond and Small Cap Funds

There is quite a bit of derivative activity in the form of swaps, options, futures, etc. In the management discussion of fund performance there needs to be more reference to the derivatives and their effect on performance. For example: Swaps had a positive/negative effect on performance during the year. The purpose is to let shareholders know what is driving performance.

We will evaluate and enhance each Fund’s summary, as applicable, to include more information on the driving factors of performance specifically related to a Fund’s investment in derivatives.

Comment #4 N-SAR Item 77G regarding default in arrears in securities: only the tax adjustment information was included. SB3A was listed but not the fund name, nature, date or amount.	Future submissions will be more substantive. Additional oversight will be given by GuideStone Funds’ fund accounting and administration agent to this particular disclosure.

SEC Comments 11/16/2011	Page 1

SEC Comment	Response
Comment #5 General Question Date Target and Allocation Funds Why do the Date Target and Allocation funds invest primarily in the GS4 class instead of the GS2 class in the GuideStone funds?	The Date Target Funds and Asset Allocation Funds invest in the share class of the underlying Select Fund that corresponds to that Fund’s share class. The Date Target Funds and Asset Allocation Funds are offered in the GS4 Class, and therefore, the Funds invest in the GS4 Class of the Select Funds. Whereas, the I series of the Asset Allocation Funds are offered in the GS2 Class, so these Funds invest in the GS2 Class of the Select Funds, if available, and the GS4 Class of those Select Funds that are only offered in the GS4 Class. This ensures consistency in the application of fees and the eligibility requirements of investors.

Comment #6

Annual Report

ASC 820 Level 3 Roll forwards

Footnote (1) states that the realized gain loss can be found on the Statement of Operations in Net Realized Gain/(loss) from Investment securities and securities sold short. The reviewer was unable to trace an amount attributable to Level 3 within the Statement of Operations. The Realized gain/loss should be displayed in the roll forward.

The realized gain/loss is displayed in the roll-forward. It cannot be traced to the statements because the gain/loss on level 3 securities is only part of the overall gains/losses for the fund.

Comment #7

Annual Report

International Equity Fund

The Schedule of Investment and the Portfolio Summary are both differentiated by country. Regulation 12-12 provides that these can be categorized differently to provide a better perspective on the portfolio. For example, if the SOI is broken out by country, the Portfolio Summary could be broken out by industry.

We will include this for the next filing.

Comment #8 Annual Report Money Market Fund (page 186) The Statement of Operations contains a negative amount for Other Expenses. What is the cause of a negative amount in this expense category?	This was a change in prior year accrual for the Treasury Temporary Guarantee Program. The change in estimate was accounted for prospectively. GuideStone Funds’ auditor deemed this negative expense immaterial.

SEC Comments 11/16/2011	Page 2

SEC Comment	Response
Comment #9 Annual Report Inflation Protected Bond Fund (page 116) Footnote 1 to the Average Annual Total Returns table seems to be copied from a different fund.	We will exclude this footnote in the next filing.

Comment #10 General Question Medium Duration Bond Fund The fund is over 50% invested in Mortgage backed securities. Should there be more discussion in the Prospectus regarding this strategy?	In the prospectus, the principal investment strategies disclosure for the Medium-Duration Bond Fund includes mortgage-backed securities (“MBS”) in a bulleted list of the types of securities in which the Fund invests or will invest principally. In addition, risk disclosure for MBS is provided under the principal investment risks section. Therefore, we assert the disclosure for MBS is adequate as a result of its prominence and compliance with the terms of Form N-1A.

SEC Comments 11/16/2011	Page 3